Prana Biotechnology to Present at the Bank of America
2006 Specialty Pharmaceuticals Conference

Melbourne, Australia - August 7, 2005: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), today announced that co-founding scientist, Professor Rudolph “Rudy” Tanzi, will present at the Bank of America 2006 Specialty Pharmaceuticals Conference at The Southampton Inn in Southampton, NY on Friday, August 11, 2006, at 1:30 p.m. Eastern Time.

Rudy Tanzi is a Professor of Neurology and serves as the Director of the Genetics and Aging Research Unit, MassGeneral Institute for Neurodegenerative Diseases. He is affiliated with the Massachusetts General Hospital and Harvard Medical School.

Professor Tanzi’s presentation will contain a scientific review of the MPAC (Metal-Protein Attenuating Compounds) theory. A live web cast of the presentation will be available on the Prana Biotechnology web site: www.pranabio.com. A web cast replay of the presentation will be archived on the Prana site through August 25, 2006.

To arrange a one-on-one meeting with Professor Tanzi during the conference, please contact Kathy Price of The Global Consulting Group, tel: +1 (646) 284-9430, or email: kprice@hfgcg.com.

The founding scientists’, Professors Rudolph Tanzi and Ashley Bush, theories concerning the interaction between metals and the protein beta-amyloid in the brain are the basis of Prana’s treatments for Alzheimer's and other neurodegenerative diseases.

About Prana Biotechnology Limited
Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neuro-degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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Contacts:

Investor Relations	Media Relations
Kathy Price	Ivette Almeida
T: 646-284-9430	T: 646-284-9455
E: kprice@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: August 7, 2006